[Hogan Lovells U.S. LLP Letterhead]

June 30, 2010

VIA EDGAR

Michael Clampitt

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Webster Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
File No. 001-31486

Dear Mr. Clampitt:

On behalf of Webster Financial Corporation (the “Company”), this letter will confirm my telephone conference with Eric Envall wherein I indicated that the Company will require additional time to file a response to the comment letter issued on June 23, 2010 relating to the above-referenced matters. The Company anticipates filing its response no later than July 28, 2010.

If you have any questions concerning this matter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5524 or Jason McCaffrey at (202) 637-6815.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc:	James C. Smith, Chairman and Chief Executive Officer
Theresa M. Messina, Chief Accounting Officer